Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

39 Weeks Ended March 31, 2012
(dollars in thousands)
Earnings before income taxes	$1,294,550
Add: Fixed charges	117,548
Subtract: Capitalized interest	15,808

Total	$1,396,290

Fixed Charges:
Interest expense	$86,088
Capitalized interest	15,808
Rent expense interest factor	15,652

Total	$117,548

Ratio of earnings to fixed charges (1)	11.9

(1)	For the purpose of calculating this ratio, “earnings” consist of earnings before income taxes and fixed charges (exclusive of interest capitalized). “Fixed charges” consist of interest expense, capitalized interest and the estimated interest portion of rents.